UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA		QUARTER: 4		YEAR: 2006
GRUPO TELEVISA, S.A.B.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005
(Thousands of Mexican Pesos)

REF
CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S	Amount	%	Amount	%

s01	TOTAL ASSETS	82,992,357	100	77,885,628	100

s02	CURRENT ASSETS	47,462,417	57	34,942,847	45
s03	CASH AND SHORT-TERM INVESTMENTS	15,810,748	19	15,376,934	20
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	13,597,569	16	14,459,545	19
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,635,021	2	593,738	1
s06	INVENTORIES	3,826,064	5	3,911,132	5
s07	OTHER CURRENT ASSETS	12,593,015	15	601,498	1
s08	LONG-TERM ASSETS	5,710,663	7	7,895,046	10
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	-	0	-	-
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED	1,586,814	2	6,785,109	9
	SUBSIDIARIES AND ASSOCIATES
s11	OTHER INVESTMENTS	4,123,849	5	1,109,937	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	20,975,939	25	20,528,184	26
s13	LAND AND BUILDINGS	14,015,810	17	13,909,851	18
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	21,812,966	26	20,401,338	26
s15	OTHER EQUIPMENT	3,433,162	4	3,142,070	4
s16	ACCUMULATED DEPRECIATION	19,449,494	23	17,870,662	23
s17	CONSTRUCTION IN PROGRESS	1,163,495	1	945,587	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	5,390,082	6	10,419,131	13
s19	OTHER ASSETS	3,453,256	4	4,100,420	5

s20	TOTAL LIABILITIES	46,387,984	100	46,811,259	100

s21	CURRENT LIABILITIES	8,012,575	17	7,073,557	15
s22	SUPPLIERS	3,450,753	7	3,074,484	7
s23	BANK LOANS	6,122	0	256,112	1
s24	STOCK MARKET LOANS	980,246	2	98,144	0
s25	TAXES PAYABLE	1,179,477	3	1,098,587	2
s26	OTHER CURRENT LIABILITIES	2,395,977	5	2,546,230	5
s27	LONG-TERM LIABILITIES	18,915,745	41	20,107,421	43
s28	BANK LOANS	7,174,290	15	3,828,931	8
s29	STOCK MARKET LOANS	10,621,040	23	15,043,448	32
s30	OTHER LOANS	1,120,415	2	1,235,042	3
s31	DEFERRED LIABILITIES	17,161,804	37	18,777,887	40
s32	OTHER NON CURRENT LIABILITIES	2,297,860	5	852,394	2

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	36,604,373	100	31,074,369	100

s34	MINORITY INTEREST	1,583,093	4	885,359	3
s35	MAJORITY INTEREST	35,021,280	96	30,189,010	97
s36	CONTRIBUTED CAPITAL	14,509,392	40	14,673,482	47
s79	CAPITAL STOCK	10,126,212	28	10,290,302	33
s39	PREMIUM ON ISSUANCE OF SHARES	4,383,180	12	4,383,180	14
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	0	-	0
s41	EARNED CAPITAL	20,511,888	56	15,515,528	50
s42	RETAINED EARNINGS AND CAPITAL RESERVES	34,196,223	93	28,933,488	93
s44	ACCUMULATED OTHER COMPREHENSIVE RESULT	(6,081,164)	(17)	(6,087,258)	(20)
s80	SHARES REPURCHASED	(7,603,171)	(21)	(7,330,702)	(24

CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAJOR CONCEPTS
(Thousands of Mexican Pesos)

REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	15,810,748	100	15,376,934	100
s46	CASH	675,840	4	566,655	4
s47	SHORT-TERM INVESTMENTS	15,134,908	96	14,810,279	96

s07	OTHER CURRENT ASSETS	12,593,015	100	601,498	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-
s82	DISCONTINUED OPERATIONS	-	-	-	-
s83	OTHER	12,593,015	100	601,498	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	5,390,082	100	10,419,131	100
s48	DEFERRED EXPENSES (NET)	2,888,478	54	2,927,282	28
s49	GOODWILL	2,501,604	46	7,491,849	72
s51	OTHER	-	0	-	0

s19	OTHER ASSETS	3,453,256	100	4,100,420	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	-	0	-	-
s85	DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	-
s50	DEFERRED TAXES	-	0	-	-
s86	DISCONTINUED OPERATIONS	-	0	-	-
s87	OTHER	3,453,256	100	4,100,420	100

s21	CURRENT LIABILITIES	8,012,575	100	7,073,557	100
s52	FOREIGN CURRENCY LIABILITIES	2,566,933	32	2,258,889	32
s53	MEXICAN PESOS LIABILITIES	5,445,642	68	4,814,668	68

s26	OTHER CURRENT LIABILITIES	2,395,977	100	2,546,230	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	315,634	13	318,275	12
s89	ACCRUED INTEREST	262,064	11	348,171	14
s68	PROVISIONS	-	-	-	0
s90	DISCONTINUED OPERATIONS	-	-	-	0
s58	OTHER	1,818,279	76	1,879,784	74

s27	LONG-TERM LIABILITIES	18,915,745	100	20,107,421	100
s59	FOREIGN CURRENCY LIABILITIES	11,773,285	62	15,689,401	78
s60	MEXICAN PESOS LIABILITIES	7,142,460	38	4,418,020	22

s31	DEFERRED LIABILITIES	17,161,804	100	18,777,887	100
s65	NEGATIVE GOODWILL	-	0	-	0
s67	OTHER	17,161,804	100	18,777,887	100

s32	OTHER NON CURRENT LIABILITIES	2,297,860	100	852,394	100
s66	DEFERRED TAXES	1,488,778	65	172,371	20
s91	LABOR OBLIGATIONS	287,035	12	199,949	23
s92	DISCONTINUED OPERATIONS	-	0	-	-
s69	OTHER LIABILITIES	522,047	23	480,074	56

s79	CAPITAL STOCK	10,126,212	100	10,290,302	100
s37	CAPITAL STOCK (NOMINAL)	2,483,923	25	2,524,174	25
s38	RESTATEMENT CAPITAL STOCK	7,642,289	75	7,766,128	75

s42	RETAINED EARNINGS AND CAPITAL RESERVES	34,196,223	100	28,933,488	100
s93	LEGAL RESERVE	2,058,060	6	1,871,279	6
s43	RESERVE FOR REPURCHASE OF SHARES	4,459,258	13	5,977,422	21
s94	OTHER RESERVES	-	-	-	-
s95	RETAINED EARNINGS	19,092,717	56	14,710,965	51
s45	NET INCOME	8,586,188	25	6,373,822	22

s44	ACCUMULATED OTHER COMPREHENSIVE RESULT	(6,081,164)	100	(6,087,258)	100
s70	ACCUMULATED MONETARY RESULT	(33,912)	1	(33,912)	1
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,564,411)	42	(2,499,541)	41
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,496,500)	25	(2,070,599)	34
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,107,621)	51	(3,107,621)	51
s99	LABOR OBLIGATION ADJUSTMENT	-	-	-	-
s100	OTHER	1,121,280	(18)	1,624,415	(27)

CONSOLIDATED FINANCIAL STATEMENTS
OTHER CONCEPTS
(Thousands of Mexican Pesos)

REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s57	OTHER CURRENT LIABILITIES WITH COST (S26)	86,176	78,668
s63	OTHER LOANS WITH COST (S32)	-	-
s72	WORKING CAPITAL	39,449,842	27,869,290
s73	PENSIONS AND SENIORITY PREMIUMS	1,737,640	1,359,333
s74	EXECUTIVES (*)	35	34
s75	EMPLOYEES (*)	16,170	15,042
s76	WORKERS (*)	-	-
s77	OUTSTANDING SHARES (*)	337,782,285,516	339,940,931,070
s78	REPURCHASED SHARES (*)	25,602,614,115	29,332,439,331
s101	RESTRICTED CASH	-	138,592
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	472,882	17,215,544

(*) THESE CONCEPTS ARE STATED IN UNITS

CONSOLIDATED STATEMENTS OF INCOME
FROM JANUARY 1 THROUGH DECEMBER 31, 2006 AND 2005
(Thousands of Mexican Pesos)

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	37,931,841	100	33,797,563	100
r02	COST OF SALES	18,436,169	49	17,411,851	52
r03	GROSS PROFIT	19,495,672	51	16,385,712	48
r04	OPERATING EXPENSES	5,746,778	15	5,145,066	15
r05	OPERATING INCOME	13,748,894	36	11,240,646	33
r06	INTEGRAL FINANCING COST	1,099,691	3	1,854,259	5
r07	INCOME AFTER INTEGRAL FINANCING COST	12,649,203	33	9,386,387	28
r08	OTHER EXPENSE AND INCOME, NET	211,041	1	483,037	1
r44	NON-RECURRING CHARGES	614,354	2	239,220	1
r09	INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
	SHARING	11,823,808	31	8,664,130	26
r10	PROVISION FOR TAXES AND EMPLOYEES' PROFIT
	SHARING	2,047,173	5	802,406	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
	SHARING	9,776,635	26	7,861,724	23
r12	SHARE IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(602,206)	(2)	166,649	0
r13	CONSOLIDATED NET INCOME OF CONTINUING
	OPERATIONS	9,174,429	24	8,028,373	24
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
	ITEMS	9,174,429	24	8,028,373	24
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	526,592	2
r18	NET CONSOLIDATED INCOME	9,174,429	24	7,501,781	22
r19	NET INCOME OF MINORITY INTEREST	588,241	2	1,127,959	3
r20	NET INCOME OF MAJORITY INTEREST	8,586,188	23	6,373,822	19

CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	37,931,841	100	33,797,563	100
r21	DOMESTIC	33,532,875	88	29,881,597	88
r22	FOREIGN	4,398,966	12	3,915,966	12
r23	TRANSLATED INTO DOLLARS (***)	407,217	1	354,155	1

r06	INTEGRAL FINANCING COST	1,099,691	100	1,854,259	100
r24	INTEREST EXPENSE	1,897,748	173	2,187,952	118
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	39,843	4	33,063	2
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,094,266	100	969,905	52
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN), NET	190,516	17	757,036	41
r28	RESULT FROM MONETARY POSITION	65,850	6	(153,887)	(8)

r10	PROVISION FOR TAXES AND EMPLOYEES´ PROFIT SHARING	2,047,173	100	802,406	100
r32	INCOME TAX AND ASSET TAX, CURRENT	770,856	38	1,601,399	200
r33	INCOME TAX AND ASSET TAX, DEFERRED	1,245,815	61	(819,707)	(102)
r34	EMPLOYEES' PROFIT SHARING, CURRENT	30,502	1	20,714	3
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

(***) THOUSANDS OF DOLLARS

CONSOLIDATED STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	40,468,264	36,418,026
r37	TAX RESULT FOR THE YEAR	838,353	4,516,604
r38	NET SALES (**)	37,931,841	33,797,563
r39	OPERATING INCOME (**)	13,748,894	11,240,646
r40	NET INCOME OF MAJORITY INTEREST (**)	8,586,188	6,373,822
r41	NET CONSOLIDATED INCOME (**)	9,174,429	7,501,781
r47	DEPRECIATION AND AMORTIZATION	2,679,066	2,517,015

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
FROM OCTOBER 1 THROUGH DECEMBER 31, 2006 AND 2005
(Thousands of Mexican Pesos)

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	10,740,777	100	10,043,097	100
rt02	COST OF SALES	5,099,512	47	4,948,408	49
rt03	GROSS PROFIT	5,641,265	53	5,094,689	51
rt04	OPERATING EXPENSES	1,629,450	15	1,456,359	15
rt05	OPERATING INCOME	4,011,815	37	3,638,330	36
rt06	INTEGRAL FINANCING COST	401,747	4	331,037	3
rt07	INCOME AFTER INTEGRAL FINANCING COST	3,610,068	34	3,307,293	33
rt08	OTHER EXPENSE AND INCOME, NET	66,925	1	100,323	1
rt44	NON-RECURRING CHARGES	60,471	1	22,707	0
rt09	INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
	SHARING	3,482,672	32	3,184,263	32
rt10	PROVISION FOR TAXES AND EMPLOYEES' PROFIT
	SHARING	613,565	6	(462,821)	(5)
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
	SHARING	2,869,107	27	3,647,084	36
rt12	SHARE IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(270,716)	(3)	(17,797)	(0)
rt13	CONSOLIDATED NET INCOME OF CONTINUING
	OPERATIONS	2,598,391	24	3,629,287	36
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
	ITEMS	2,598,391	24	3,629,287	36
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	336,818	3
rt18	NET CONSOLIDATED INCOME	2,598,391	24	3,292,469	33
rt19	NET INCOME OF MINORITY INTEREST	256,942	2	673,423	7
rt20	NET INCOME OF MAJORITY INTEREST	2,341,449	22	2,619,046	26

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	10,740,777	100	10,043,097	100
rt21	DOMESTIC	9,567,535	89	8,968,181	89
rt22	FOREIGN	1,173,242	11	1,074,916	11
rt23	TRANSLATED INTO DOLLARS (***)	117,809	1	104,483	1

rt06	INTEGRAL FINANCING COST	401,747	100	331,037	100
rt24	INTEREST EXPENSE	442,043	110	542,924	164
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	18,142	5	13,743	4
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	226,298	56	200,513	61
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN), NET	205,546	51	142,130	43
rt28	RESULT FROM MONETARY POSITION	(37,686)	(9)	(167,247)	(51)

rt10	PROVISION FOR TAXES AND EMPLOYEES´ PROFIT SHARING	613,565	100	(462,821)	100
rt32	INCOME TAX AND ASSET TAX, CURRENT	(514,842)	(84)	510,165	(110)
rt33	INCOME TAX AND ASSET TAX, DEFERRED	1,107,254	180	(988,843)	214
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	21,153	3	15,857	(3)
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

(***) THOUSANDS OF DOLLARS

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	DEPRECIATION AND AMORTIZATION	698,653	698,668

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 THROUGH DECEMBER 31, 2006 AND 2005
(Thousands of Mexican Pesos)

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c01	CONSOLIDATED NET INCOME	9,174,429	7,501,781
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	4,678,715	2,336,954
c03	RESOURCES FROM NET INCOME FOR THE YEAR	13,853,144	9,838,735
c04	RESOURCES PROVIDED OR USED IN OPERATION	(173,430)	1,916,141
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING
	ACTIVITIES	13,679,714	11,754,876
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	(199,403)	(4,869,813)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(4,318,978)	(5,395,839)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING
	ACTIVITIES	(4,518,381)	(10,265,652)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	(8,727,519)	(4,005,223)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
	INVESTMENTS	433,814	(2,515,999)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE
	BEGINNING OF PERIOD	15,376,934	17,892,933
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END
	OF PERIOD	15,810,748	15,376,934

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

REF C	CONCEPTS
		CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	4,678,715	2,336,954
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,679,066	2,517,015
c41	+ (-) OTHER ITEMS	1,999,649	(180,061)

c04	RESOURCES PROVIDED OR USED IN OPERATION	(173,430)	1,916,141
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	861,976	(2,384,962)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	641,132	1,064,834
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
	RECEIVABLE AND OTHER ASSETS	(1,064,187)	828,851
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	376,269	778,642
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(988,620)	1,628,776

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	(199,403)	(4,869,813)
c23	+ BANK FINANCING	3,500,000	-
c24	+ STOCK MARKET FINANCING	-	6,634,328
c25	+ DIVIDEND RECEIVED	-	-
c26	+ OTHER FINANCING	-	-
c27	(-) BANK FINANCING AMORTIZATION	(245,506)	(1,219,152)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(3,160,732)	(9,001,787)
c29	(-) OTHER FINANCING AMORTIZATION	(55,946)	(138,205)
c42	+ (-) OTHER ITEMS	(237,219)	(1,144,997)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(4,318,978)	(5,395,839)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
c31	(-) DIVIDENDS PAID	(1,119,749)	(4,480,311)
c32	+ PREMIUM ON SALE OF SHARES	-	-
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
c43	+ (-) OTHER ITEMS	(3,199,229)	(915,528)

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	(8,727,519)	(4,005,223)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(1,585,772)	(1,140,783)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,304,323)	(2,849,075)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	-	-
c37	+ (-) SALE OF OTHER PERMANENT INVESTMENTS	-	-
c38	+ SALE OF TANGIBLE FIXED ASSETS	513,378	329,857
c39	+ (-) OTHER ITEMS	(4,350,802)	(345,222)

RATIOS
CONSOLIDATED

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

	YIELD
p01	NET INCOME TO NET SALES	24.18%		22.19%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	24.51%		21.11%
p03	NET INCOME TO TOTAL ASSETS (**)	11.05%		9.63%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	17.57%		0.97%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(0.71)%		2.05%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.45	times	0.43	times
p07	NET SALES TO FIXED ASSETS (**)	1.80	times	1.64	times
p08	INVENTORIES TURNOVER (**)	4.81	times	4.45	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	112.21	days	133.92	days
910	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.49%		10.65%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	55.89%		60.10%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.26	times	1.50	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	30.91%		38.34%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	90.17%		97.95%
p15	OPERATING INCOME TO INTEREST PAID	7.24	times	5.13	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.81	times	0.72	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.92	times	4.93	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	5.44	times	4.38	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.02	times	0.74	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	197.32%		217.38%

	STATEMENTS OF CHANGES
p21	RESOURCES FROM NET INCOME TO NET SALES	36.52%		29.11%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO
	NET SALES	(0.45)%		5.66%
p23	RESOURCES GENERATED (USED) IN OPERATING TO
	INTEREST PAID	7.20	times	5.37	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	4.41%		47.43%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	95.58%		52.56%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO
	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	37.86%		71.13%

(**) RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$.03		$.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$.00		$.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$.00		$.00

d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$.03		$.02

d05	EFFECT OF DISCONTINUED OPERATION ON CONTINUING
	OPERATING PROFIT PER SHARE (**)	$.00		$.00

d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
	CONTINUING OPERATING PROFIT PER SHARE (**)	$.00		$.00

d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
	CONTINUING OPERATING PROFIT PER SHARE (**)	$.00		$.00

d08	CARRYING VALUE PER SHARE	$.10		$.09

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$.00		$.01

d10	DIVIDEND IN SHARES PER SHARE	.00	shares	.00	shares

d11	MARKET PRICE TO CARRYING VALUE	4.82	times	4.11	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	19.79	times	19.55	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERED SHARE (**)	.00	times	.00	times

(**) TO CALCULATE THE DATA PER SHARE, USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)
CONSOLIDATED

STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C43: "OTHER ITEMS" INCLUDES PS.852,615 OF RESALE OF SHARES, PS.(3,159,410) OF REPURCHASE OF SHARES, PS.135 OF SHARES COMPENSATION PLAN, PS.371,627 OF BENEFIT DILUTION IN GRUPO INNOVA, PS.(685,540) FOR CAPITAL DISTRIBUTION IN CONNECTION WITH THE ACQUISITION OF MINORITY INTEREST IN GRUPO INNOVA AND PS.(578,656) RELATED TO THE RECOGNITION OF SHARES OF UNIVISION AS AN AVAILABLE-FOR-SALE INVESTMENT.

THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.

__________________________
(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
								CONSOLIDATED

							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			113,784,603,865		113,784,603,865		844,036
B			53,564,690,849		53,564,690,849		404,405
D			85,216,495,401		85,216,495,401		617,741
L			85,216,495,401			85,216,495,401	617,741
TOTAL			337,782,285,516	0	252,565,790,115	85,216,495,401	2,483,923	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT:	337,782,285,516

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE TOTAL NUMBER OF SHARES ISSUED.   SEE NOTE TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS REPRESENTING EACH GDS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA
BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5709-42-89
FAX:	5709-39-88
E-MAIL:	emilio@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5709-42-89
FAX:	5709-39-88
E-MAIL:	emilio@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-46
FAX:	5261-24-94
E-MAIL:	mboyance@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-46
FAX:	5261-24-94
E-MAIL:	mboyance@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE LUTTEROTH ECHEGOYEN

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTON PATIÑO

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	DIRECTOR
NAME:	GILBERTO PEREZALONSO CIFUENTES

POSITION:	ALTERNATE DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	ALTERNATE DIRECTOR
NAME:	JUAN FERNANDO CALVILLO ARMENDÁRIZ

POSITION:	DIRECTOR
NAME:	BERNARDO GOMEZ MARTÍNEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	ALTERNATE DIRECTOR
NAME:	GUILLERMO NAVA GÓMEZ-TAGLE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	ALTERNATE DIRECTOR
NAME:	MAXIMILIANO ARTEAGA CARLEBACH

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	FELIX ARAUJO RAMÍREZ

POSITION:	DIRECTOR
NAME:	MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI

POSITION:	ALTERNATE DIRECTOR
NAME:	JUAN PABLO ANDRADE FRICH

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	LUCRECIA ARAMBURUZABALA LARREGUI

POSITION:	DIRECTOR
NAME:	CARLOS SLIM DOMIT

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ HEREDIA BRETÓN

POSITION:	DIRECTOR
NAME:	LORENZO H. ZAMBRANO TREVIÑO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALEXANDRE MOREIRA PENNA DA SILVA

POSITION:	DIRECTOR
NAME:	PEDRO ASPE ARMELLA

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ ANTONIO LARA DEL OLMO

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	STATUTORY AUDITOR
NAME:	MARIO SALAZAR ERDMANN

POSITION:	ALTERNATE STATUTORY AUDITOR
NAME:	JOSÉ MIGUEL ARRIETA MÉNDEZ

DECLARATION OF THE REGISTRANT'S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION
RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON
OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO
DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED
OR IS UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT
THAT MAY BE MISLEADING TO INVESTORS.

EMILIO AZCÁRRAGA JEAN	SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE	CHIEF FINANCIAL OFFICER
OFFICER

JOAQUIN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., FEBRUARY 21, 2007

	ANALYSIS OF INVESTMENTS IN SHARES SUBSIDIARIES
				CONSOLIDATED

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	20,496,880	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	16,851,856	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	90.25
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	747,105,580	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,371,155	100.00
6	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,149,858,056	91.16
7	GRUPO DISTRIBUIDORAS INTERMEX,	DISTRIBUTION OF BOOKS
	S.A. DE C.V.	AND MAGAZINES	272,600,905	100.00
8	CAMPUS AMERICA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	418,881,301	100.00
9	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	1,928,151	100.00
10	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
11	TELEPARABOLAS, S.L.	MAINTENANCE OF PARABOLIC DISHES	1,500	100.00
12	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	149,442,880	100.00
13	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	1,425,000	95.00
14	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	598,638	100.00
15	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	35,272,217	100.00
16	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	98.00
17	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

	ANALYSIS OF INVESTMENTS IN SHARES ASSOCIATES
						CONSOLIDATED
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	46,573
2	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	49.00	4,384	764
3	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	14,438
4	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	24,300
5	EN VIVO ESPECTACULOS, S. DE R.L.	LIVE ENTERTAINMENT IN
	DE C.V.	MEXICO	2	99.49	4,898	1,215
6	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	40.84	99,758	5,570
7	METROS CUBICOS, S.A. DE C.V.	PORTAL INTERNET	2,089,343	18.65	43,031	4,195
8	OCESA ENTRETENIMIENTO, S.A. DE	LIVE ENTERTAINMENT IN
	C.V.	MEXICO	14,100,000	40.00	1,062,811	503,868
9	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	15	25.00	325,270	257,298
10	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES, S.A.	TELEVISION PROGRAMMING	8,018,405	40.00	1,468,898	729,736
11	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	7,256
12	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(8,399)

	TOTAL INVESTMENT IN ASSOCIATES				3,178,782	1,586,814

	OTHER PERMANENT INVESTMENTS					4,123,849

	TOTAL				3,178,782	5,710,663

CREDIT BREAK DOWN
(Thousands of Mexican Pesos)

				AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
				TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	AMORTIZATION	INTEREST	CURRENT	UNTIL 1	UNTIL2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL2	UNTIL3	UNTIL4	UNTIL 5
	DATE	RATE	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	4/20/2016	8.74						2,100,000
BANAMEX, S.A.	4/23/2012	10.35					1,000,000	1,000,000
SANTANDER SERFIN	4/21/2016	8.98						1,400,000
BANAMEX, S.A.	5/21/2009	9.70				1,162,460
BANAMEX, S.A.	5/1/2008	8.93			480,000
BANK OF AMERICA	3/31/2010	6.57								541	541	541	27,267
SUNTRUST BANK OF MIAMI, NATIONAL	4/1/2008	3.52								5,401	3,241
LEASING DE COLOMBIA	6/28/2009	13.79								53	53	187
LEASING DE OCCIDENTE	4/29/2007	15.86								127

OTHER
TOTAL BANKS			-	-	480,000	1,162,460	1,000,000	4,500,000	-	6,122	3,835	728	27,267	-
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
UDI-DENOMINATED NOTES	4/13/2007	8.15		980,246
HOLDERS	9/13/2011	8.41												777,251
HOLDERS	3/11/2032	8.94												3,240,750
HOLDERS	3/18/2025	6.97												6,481,500
HOLDERS	9/19/2013	9.86												121,539
SECURED
TOTAL STOCK MARKET			0	980,246	0	0	0	0	0	0	0	0	0	10,621,040
SUPPLIERS
VARIOUS	12/31/2006			1,666,447
VARIOUS	12/31/2006									1,784,306
TOTAL SUPPLIERS			-	1,666,447	-	-	-	-	-	1,784,306	-	-	-	-
OTHER CURRENT LIABILITIES AND
OTHER CREDITS
VARIOUS	12/31/2006			1,186,224
VARIOUS	9/30/2000	11.50								632,055	96,626	108,342	121,480	793,967
TOTAL			-	3,832,917	480,000	1,162,460	1,000,000	4,500,000	-	2,422,483	100,461	109,070	148,747	11,415,007

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
WERE AS FOLLOWS:

$ 10.8025 PESOS PER U.S. DOLLAR
0.0048 PESOS PER COLOMBIAN PESO

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,421,828	26,161,797	169,145	1,827,189	27,988,986

LIABILITIES POSITION	1,309,064	14,141,164	52,682	569,097	14,710,261

SHORT-TERM LIABILITIES POSITION	185,415	2,002,946	52,209	563,987	2,566,933

LONG-TERM LIABILITIES POSITION	1,123,649	12,138,218	473	5,110	12,143,328

NET BALANCE	1,112,764	12,020,633	116,463	1,258,092	13,278,725

NOTES
CURRENT ASSETS INCLUDES U.S.$1,094,370 THOUSAND RELATED TO A FINANCIAL ASSET AVAILABLE FOR SALE, AS WELL AS U.S.$262,655 THOUSAND RELATED TO A LONG-TERM ACCOUNT RECEIVABLE, AND U.S.$70,284 THOUSAND OF LONG-TERM NOTES RECEIVABLE WHICH ARE CLASSIFIED AS NON-CURRENT ASSETS.

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

$10.8025	PESOS PER U.S. DOLLAR
14.2626	PESOS PER EURO
3.5279	PESOS PER ARGENTINEAN PESO
0.0202	PESOS PER CHILEAN PESO
10.8025	PESOS PER PANAMANIAN BALBOA
0.0048	PESOS PER COLOMBIAN PESO
3.3789	PESOS PER PERUVIAN NUEVO SOL
10.8025	PESOS PER ECUADORIAN SUCRE
0.0050	PESOS PER VENEZUELAN BOLIVAR
8.8000	PESOS PER SWISS FRANC

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR $ 12,143,328 IS REPORTED
AS FOLLOWS:
REF S27 LONG-TERM LIABILITIES	$ 11,773,285
REF S69 OTHER LONG-TERM LIABILITIES	$ 370,043

$ 12,143,328

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)
					CONSOLIDATED
			ASSET (LIABILITY)		MONTHLY
MONTH	MONETARY	MONETARY	MONETARY	MONTHLY	PROFIT
	ASSETS	LIABILITIES	POSITION	INFLATION	AND (LOSS)

JANUARY	27,549,670	25,566,260	1,983,410	0.58	11,631

FEBRUARY	28,738,101	25,181,438	3,556,663	0.15	5,442

MARCH	30,058,664	25,546,612	4,512,052	0.12	5,658

APRIL	30,018,302	25,540,733	4,477,569	0.14	6,564

MAY	27,646,271	27,139,452	506,819	(0.44)	(2,256)

JUNE	41,732,950	27,548,286	14,184,664	0.08	12,241

JULY	39,800,773	27,123,758	12,677,015	0.27	34,760

AUGUST	38,604,169	26,404,947	12,199,222	0.51	62,253

SEPTEMBER	37,432,103	26,392,908	11,039,195	1.00	111,441

OCTOBER	35,954,975	27,942,088	8,012,887	0.43	35,024

NOVEMBER	36,106,645	27,516,552	8,590,093	0.52	45,064

DECEMBER	36,438,605	27,871,442	8,567,163	0.57	49,552

RESTATEMENT			-		6,343

CAPITALIZATION			-		-

FOREIGN CORP.			-		8,238

OTHER			-		(326,105)

TOTAL					65,850

NOTES

THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS. 107,607 FROM MONE-
TARY POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSI-
FIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE
WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES
AND PS. (434,153) FROM MONETARY EFFECT ACCOUNTED FOR AS ACCUMULATED
OTHER COMPREHENSIVE RESULT.

DEBT INSTRUMENTS
CONSOLIDATED
FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE CREDIT AGREEMENTS FOR THE U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$71.9 MILLION
ARE OUTSTANDING AS OF DECEMBER 31, 2006), U.S.$600 MILLION AND U.S.$300 MILLION SENIOR
NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2011, 2025 AND 2032, RESPECTIVELY,
CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES
ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND
LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR
SIMILAR TRANSACTIONS.

THE CREDIT AGREEMENT FOR THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$11.3
MILLION ARE OUTSTANDING AS OF DECEMBER 31, 2006), ISSUED BY INNOVA, S. DE R.L. DE C.V.
("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY
OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS,
SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS,
CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

ACTUAL SITUATION OF FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2006, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS
OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

			CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)

TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED, BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCASTER STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

					CONSOLIDATED
	MAIN		MAIN	DOM.	COST
DOMESTIC	SUPPLIERS	FOREIGN	SUPPLIERS	SUBST.	PRODUCTION
					(%)

PROGRAMS AND FILMS	ANIME CREATIVE
	CORPORATION				0.22
	CINEMA INC,
	S.A. DE C.V.				0.17
	CINEMATOGRAFICA
	RODRIGUEZ, S.A.				0.61
	DIANA INTERNACIO-
	NAL FILMS, S.A.				0.09
	DIRSOL,
	S.A. DE C.V.				0.11
	DISTRIBUIDORA RO-
	MARI, S.A. DE C.V.				2.31
	GUSSI, S.A. DE C.V.				3.03
	HERMINE KINDLE
	FUTCHER				0.12
	MARIA CLA-
	RA MATA				0.07
	NUVISION, S.A.				1.31
	ORO FILMS,
	S.A. DE C.V.				0.15
	PELICULAS RODRI-
	GUEZ, S.A.				0.35
	PRODUCCIONES
	AGUILA, S.A.				0.09
	PRODUCCIONES
	MATOUK, S.A.				0.18
	PRODUCCIONES
	ROSAS PRIEGO				0.29
	PRODUCCIONES
	TOBARI, S.A.				1.25
	PRODUCTORA
	FILMICA REAL,
	S.A. DE C.V.				0.05
	QUALITY FILMS,
	S.A. DE C.V.				0.30
	SECINE, S.A. DE C.V.				0.74
	SOLFERINO
	MEDIA, S.A. DE C.V.				0.05
	OTHER				0.87
		PROGRAMS AND FILMS	ALFRED HABER
			DISTRIBUTION, INC.	NO	0.21
			ALLIANCE ATLAN-
			TIS INTERNATIONAL	NO	1.81
			AMERICA PRO-
			DUCCIONES, S.A.	NO	1.63
			BBC WORDLWIDE
			AMERICA, INC.	NO	0.22
			BETAFILM GMBH
			& CO.	NO	0.10
			BUENAVISTA
			INTERNATIONAL,
			INC.	NO	0.29
			CARSEY WERNER
			DISTRIBUTION,
			INC.	NO	0.21
			CINAR
			FILMS, INC.	NO	0.11
			CONSTELLATION
			PICTURES, INC.	NO	1.60
			CROMOSOMA,
			S.A.	NO	0.22
			CROWN MEDIA
			DISTRIBUTION,
			LLC.	NO	0.29
			DIC ENTERTAIN-
			MENT CORP.	NO	0.47
			DREAMWORKS
			LLC.	NO	1.98
			ENTERTAINMENT
			RIGHTS
			DISTRIBUTION
			LIMITED	NO	0.19
			FIREWORKS INTER-
			NATIONAL	NO	0.24
			FREMANTLE MEDIA
			LIMITED	NO	0.62
			HALLMARK ENTER-
			TAINMENT	NO	0.64
			HASBRO
			INTERNATIONAL,
			INC.	NO	0.15
			HEARTS ENTER-
			TAINMENT, INC.	NO	0.34
			INDEPENDENT
			INTERNATIONAL
			T.V. INC.	NO	4.07
			LE MONDE
			ENTERTAIN-
			MENT, INC.	NO	0.59
			LIONS GATE
			FILM, INC.	NO	0.08
			LUCAS
			FILM, LTD.	NO	0.22
			LYONS
			PARTNERSHIP	NO	0.24
			MARATHON
			INTERNATIONAL	NO	0.32
			METRO GOLDWYN
			MAYER INTERNATI-
			ONAL	NO	4.69
			MORGAN CREEK
			INTERNATIONAL,
			INC.	NO	0.18
			MTV NETWORKS	NO	0.31
			MTV NETWORKS
			A DIVISION OF
			CORP.	NO	2.43
			MULTIFILMS
			BV	NO	1.02
			OASIS
			PICTURES, INC.	NO	0.26
			PANAMERICAN
			WORLD
			INVESTMENTS,
			LLC.	NO	0.14
			PARAMOUNT
			PICTURES ,
			CORP.	NO	3.42
			POKEMON
			USA, INC.	NO	0.25
			RAINBOW,
			S.R.L.	NO	0.09
			RCN TELEVISION,
			S.A.	NO	0.19
			REPRESENTA-
			CIONES DE TELE-
			VISION, INC.	NO	0.06
			SALSA ENTER-
			TAINMENT, INC.	NO	0.34
			SONY PICTURES
			TELEVISION
			INTERNATIONAL	NO	9.59
			SONY CORPORA-
			TION OF AMERICA	NO	3.14
			TELESCREEN
			DISTRIBUTION	NO	0.16
			STUDIO CANAL
			IMAGE	NO	0.63
			TEPUY USA COR-
			PORATION	NO	0.41
			TOEI ANIMATION
			CO., LTD	NO	0.93
			TWENTIETH CEN-
			TURY FOX, INC.	NO	6.03
			UNIVERSAL
			STUDIOS INTER-
			NATIONAL, B.V.	NO	15.20
			WARNER BROS.
			INTERNATIONAL
			TELEVISION	NO	18.03
			WHILAND
			INTERNATIONAL
			INC.	NO	0.12
			ZACH MOTION
			PICTURES, INC.	NO	2.04
			OTHER		1.14
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
	CONDUCTORES,
	S.A. DE C.V.				3.05
		CABLEMODEMS	MOTOROLA, INC.	NO	1.58
		HILTI BOLT	HILTI MEXICANA,
			S.A. DE C.V.	NO	0.01
		SWITCH	CABLENETWORK
			MEXICO	NO	0.01
		TWO OUTLET DEVICE AC 200	TVC CORPORATION	YES	0.02
		DECODER	MOTOROLA, INC.	NO	75.58
COUCHE PAPER	ABASTECEDORA
	LUMEN, S.A.				1.76
	MAG PAPER				0.26
	PAPELERA
	MOGHABA,
	S.A.				0.02
	BULKLEY DUNTON				2.58
	SUMINISTROS
	BROM, S.A.				0.23
	TORRAS PAPEL,
	S.A.				0.27
	PAPELERA
	LOZANO				0.11
		COUCHE PAPER	STORAM ENSON	YES	7.73
			BULKLEY DUNTON	YES	27.50
			M REAL	YES	1.93
			MYLLLIKOSKI
			PAPEL	YES	5.84
			BOWATER, INC.	YES	0.41
			NORKE CANADA	YES	0.04
			UPM	YES	10.57
			EDITORA
			GEMINIS, LTDA.	NO	0.11
			EDITORES, S.A.	YES	0.30
			EDITORIAL LA
			PATRIA	YES	0.62
			PRINTER
			COLOMBINA,
			S.A.	YES	0.08
			GRUPO OP
			GRAFICAS, S.A.	YES	0.34
			PANAMERICANAS
			FORMAS E
			IMPRESIÓN	YES	0.39
			INPACEL	YES	0.35
PAPER AND IMPRESSION	PRODUCTORA CO-
	MERCIALIZADORA Y
	EDITORES DE LI-
	BROS , S.A. DE C.V.				7.95
	OFFSET
	MULTICOLOR
	S.A.				13.43
	IMPRESOS MOINO				1.29
	PROCESOS IND
	DE PAPEL, S.A.				1.87
	BARNICES PARA
	EDICIONES DE
	LIBROS, S.A.				0.57
	SERVICIOS PRO-
	FESIONALES
	DE IMPRESIÓN,
	S.A. DE C.V.				1.41
	GRUPO GRAFICO
	ARENAL				0.34
	LITOGRAFIA
	MAGNO GRAFT,
	S.A.				0.60
	GRAFICA LA
	PRENSA, S.A.				0.17
	QUEBECOR
	WORDL MEXICO				0.84
	REFORSA				2.34
	METROCOLOR				0.52
	FORMADORES
	Y EDITORES
	DE LIBROS				0.34
	GRAFICA
	MONTEALBAN				0.15
	LITOGRAFICA
	INGRAMEX, S.A.				0.13
		PAPER AND IMPRESSION	QUEBECOR
			CHILE, S.A.	YES	3.54
			QUEBECOR
			WORLD
			BOGOTA	YES	1.72
			EDITORA
			FASUDI
			LTDA.	YES	0.03
			GEMINIS, LTDA.	YES	0.03
			GRUPO OP GRA
			FICAS, S.A.	YES	1.25
			PRINTER COLOM-
			BINA, S.A.	YES	0.58
			ST. IVES, INC.	YES	8.37
			BEST LITHO	YES	0.14
			EDITORES, S.A.	YES	0.23
			RR DONELLY	YES	2.35
			QUAD GRAPHICS	YES	0.03
			PRO-OFFSET EDI-
			TORIAL, LTDA.	YES	0.23

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

					CONSOLIDATED
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
			(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,076,924)

TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)	6	20,269,733			TELEFONOS DE MEXICO, S.A. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					PEPSI COLA MEXICANA, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					SABRITAS, S DE R.L. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
					COMPAÑÍA CERVECERA DEL TROPICO, S.A. DE C.V.
					PRODUCCIONES INFOVISION, S.A.DE C.V.
OTHER INCOME		133,900			VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS		799,724			T.V. CABLE, S.A. DE C.V.
					OPERADORA CENTRAL DE CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A. DE C.V.
					OPERADORA DEL PACIFICO DE CABLE, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					OPERADORA DE CABLE DE OCCIDENTE, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
					SERVICIOS DE COMUNICACIÓN POR CABLE, S.A. DE C.V.
					CABLE OPERADORA DE LA COMARCA, S.A. DE C.V.
					TELECABLE DE CHIHUAHUA, S.A. DE C.V.
ADVERTISED TIME SOLD		158,612			CERVECERIA MODELO, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A. DE C.V.
					COMUNICACIONES NEXTEL DE MEXICO, S.A. DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					OPERADORA DEFINITE, S.A. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					ALESTRA, S. DE R.L. DE C.V.
					VOLKSWAGEN DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	62,747	845,705		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				TELEGUIA MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				TU MAGAZINE
				REBELDE MAGAZINE
				SOY AGUILA MAGAZINE
				VIVE PRESTIGE MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				SOCCERMANIA MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		898,454			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					COMERCIALIZADORA DE CONTENIDOS A MOVILES, S.A. DE C.V.
					MEDIA PLANNING, S.A. DE C.V.
					BIMBO, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		18,676			VARIOUS
PUBLISHING DISTRIBUTION:	10,636	200,850		MAGAZINE:	GENERAL PUBLIC (AUDIENCE)
				"MAESTRA DE PREESCOLAR"	DEALERS
				"EL SOLITARIO"	COMMERCIAL CENTERS (MALLS)
				"CONTENIDO"
				"REVISTA DEL CONSUMIDOR"
				"ENTREPRENEUR"
SKY MEXICO
DTH BROADCAST SATELLITE		7,109,585		SKY	SUBSCRIBERS
PAY PER VIEW		222,800
CHANNEL COMMERCIALIZATION		120,345			LG ELECTRONIC, S.A. DE C.V.
					COMUNICACIONES NEXTEL DE MEXICO, S.A. DE C.V.
					SOCIEDAD DE LA PUBLICIDAD DE DISTRIBUIDORES MITSUBISHI, S.C.
					BANCO MERCANTIL DEL NORTE, S.A.
CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE		1,630,186		CABLEVISION	SUBSCRIBERS
INTERNET SERVICES		212,894
SERVICE INSTALLATION		38,512
PAY PER VIEW		15,452
CHANNEL COMMERCIALIZATION		50,472			TELEFONOS DE MEXICO, S.A. DE C.V.
OTHER		37,227			BANCO MERCANTIL DEL NORTE, S.A.
					UNIVERSIDAD TECNOLOGICA DE MEXICO, S.C.
RADIO:
ADVERTISED TIME SOLD		444,569			PEGASO, PCS, S.A. DE C.V.
					COMPAÑÍA CERVECERA DEL TROPICO, S.A. DE C.V.
					COOPERATIVA LA CRUZ AZUL, S.C.L.
					BANCO NACIONAL DE MEXICO, S.A.
					UNILEVER DE MEXICO, S DE R.L. DE C.V.
					CERVECERIA CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
					RADIORAMA, S.A. DE C.V.
					BANCO MERCANTIL DEL NORTE, S.A.
					MARCAS NESTLE, S.A. DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		486,010			CINEPOLIS DEL PAÍS, S.A. DE C.V.
					CINEMAS DE LA REPUBLICA, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					MULTIMEDIOS CINEMAS, S.A. DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		578,343		AMERICA, REAL SAN LUIS	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		278,946		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A DE C.V.
					OPERADORA UNEFON, S.A. DE C.V.
GAMING		58,804		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(12,396)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		444,156			MCCANN ERICKSON, INC
					BBD&O
					SAATCHI & SAATCHI
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					STARCOM
OTHER INCOME		124,296			VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS		312,976			DIRECTV ARGENTINA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV.
					DIRECTV CHILE TELEVISION
					SUPER CABLE, AKL.
					ECHOSTAR
ADVERTISING TIME SOLD		57,732			MEDIA NETWORKS PERU, S.A.C.
					CAPITAL MEDIA GROUP, INC.
					LA KD ENTETAINMENT
					NRD MEDIA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,110,923		TELEVISA	CORPORACION VENEZOLANA DE TELEVISION
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	CORPORACION TELEVEN, S.A.
				TELEVISA	PROCTER & GAMBLE HELLAS, LTD
				TELEVISA	ILLIMANI DE COMUNICACIONES, S.A.
				TELEVISA	TELEARTE, S.A. EMPRESA DE RADIO COMUNICACIÓN
				TELEVISA
PUBLISHING:
MAGAZINE CIRCULATION	40,517	564,261		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
				REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MAGAZINE
				MAXIM MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		558,352			PROCTER & GAMBLE
					P & G PRESTIGE
					PARLUX INT´L
					ESTEE LAUDER
					JOHNSON & JOHNSON
					CINGULAR WIRELESS
PUBLISHING DISTRIBUTION:	15,165	232,683		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				SOHO MAGAZINE
				CROMOS MAGAZINE
				JET SET MAGAZINE
				SEMANA MAGAZINE
				DINERO MAGAZINE
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES		5,983			WARNER HOME VIDEO, INC.
					NATIONAL AMUSEMENTS
					ARCANGELO ENTERTAINMENT, INC.
TOTAL		37,931,841

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

					CONSOLIDATED
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS

FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		88,505	UNITED STATES OF AMERICA		MCCANN ERICKSON, INC.
					BBD&O
					SAATCHI & SAATCHI
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					STARCOM
OTHER INCOME		93,831	UNITED STATES OF AMERICA		VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS		229,650	SPAIN		DIRECTV ARGENTINA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV.
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		SUPER CABLE, AKL.
			COLOMBIA		ECHOSTAR
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,110,923	UNITED STATES OF AMERICA	TELEVISA	CORPORACION VENEZOLANA DE TELEVISION
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	CORPORACION TELEVEN, S.A.
			EUROPE	TELEVISA	PROCTER & GAMBLE HELLAS, LTD
			SOUTH AMERICA	TELEVISA	ILLIMANI DE COMUNICACIONES, S.A.
			AFRICA	TELEVISA	TELEARTE, S.A. EMPRESA DE RADIO COMUNICACIÓN
			ASIA	TELEVISA
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES		5,983	UNITED STATES OF AMERICA		WARNER HOME VIDEO, INC.
					NATIONAL AMUSEMENTS
					ARCANGELO ENTERTAINMENT, INC.
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		355,651	UNITED STATES OF AMERICA		MCCANN ERICKSON, INC.
					BBD&O
					SAATCHI & SAATCHI
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					STARCOM
OTHER INCOME		30,465	UNITED STATES OF AMERICA		VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS		83,326	SPAIN		DIRECTV ARGENTINA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		SUPER CABLE, AKL.
			COLOMBIA		ECHOSTAR
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		57,732			MEDIA NETWORKS PERU, S.A.C.
					CAPITAL MEDIA GROUP, INC.
					LA KD ENTERTAINMENT
					NRD MEDIA
PUBLISHING:
MAGAZINE CIRCULATION	40,517	564,261	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
			PANAMA	REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MAGAZINE
				MAXIM MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		558,352			PROCTER & GAMBLE
					P & G PRESTIGE
					PARLUX INT´L
					ESTEE LAUDER
					JOHNSON & JOHNSON
					CINGULAR WIRELESS
PUBLISHING DISTRIBUTION:	15,165	232,683	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				CROMOS MAGAZINE
				JET SET MAGAZINE
				SEMANA MAGAZINE
				DINERO MAGAZINE
				SOHO MAGAZINE
INTERSEGMENT ELIMINATIONS		(12,396)
TOTAL	55,682	4,398,966

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

					CONSOLIDATED

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT DECEMBER 31, 2006
INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:
DIGITALIZATION OF THE CABLE TELEVISION
NETWORK	U.S.$	219.2	U.S.$	171.6	78%

GAMING BUSINESS PROJECTS		37.8		15.1	40%

INFORMATION TECHNOLOGY PROJECTS OF
CABLE TELEVISION		22.7		18.4	81%

TECHNICAL EQUIPMENT FOR T.V. STATIONS		13.3		10.4	78%

MEXICAN PESO-DENOMINATED PROJECTS:

WAL-MART PROJECT	PS.	206.4	PS.	166.1	80%
INFORMATION TECHNOLOGY PROJECTS		37.9		3.2	8%
GAMING BUSINESS PROJECTS		92.4		27.4	30%

INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED
AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE
RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO
MEXICAN FRS, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH
FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE
SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE
OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL
TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN FRS AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE
EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE
RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

THROUGH JUNE 30, 2006, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS
OUTSTANDING SENIOR NOTES DUE IN 2011 AND 2032, AND A PORTION OF ITS SENIOR NOTES DUE 2025 IN THE AMOUNT
OF U.S.$400 MILLION. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR
LONG-TERM DEBT WAS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).
BEGINNING JULY 1, 2006, THE GROUP´S INVESTMENT IN SHARES OF UNIVISION IS ACCOUNTED FOR AS AN AVAILABLE-FOR-
SALE FINANCIAL ASSET WHOSE FAIR VALUE IS BEING HEDGED IN RESPECT OF ANY FOREIGN CURRENCY FLUCTUATION
WITH A DESIGNATED PORTION OF THE GROUP´S SENIOR NOTES DUE 2011, 2025 AND 2032, IN THE AGGREGATE AMOUNT
OF APPROXIMATELY U.S.$971.9 MILLION. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO
THIS U.S. DOLLAR LONG–TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE
INCOME OR LOSS).

THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2005, HAVE BEEN RESTATED TO MEXICAN PESOS IN
PURCHASING POWER AS OF DECEMBER 31, 2006, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE
IN THE NCPI, WHICH FOR 2005 WAS 1.04053. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER
MEXICAN FRS BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2005, WHICH
INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR DECEMBER 2005 WOULD HAVE BEEN 1.04071.

Annex 1 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED
MEXICO CITY, D.F., FEBRUARY 21, 2007—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”) TODAY ANNOUNCED RESULTS FOR THE FOURTH QUARTER AND THE FULL–YEAR 2006. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2006.

NET SALES

CONSOLIDATED NET SALES INCREASED 12.2% TO PS.37,931.8 MILLION IN 2006 COMPARED WITH PS.33,797.6 MILLION IN 2005. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR TELEVISION BROADCASTING, SKY MEXICO, CABLE TELEVISION, PUBLISHING, PAY TELEVISION NETWORKS, PROGRAMMING EXPORTS, RADIO, AND PUBLISHING DISTRIBUTION SEGMENTS. THESE INCREASES WERE PARTIALLY OFFSET BY A MARGINAL SALES DECREASE IN OUR OTHER BUSINESSES SEGMENT.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)

CONSOLIDATED OIBDA INCREASED 19.4% TO PS.16,428 MILLION IN 2006 COMPARED WITH PS.13,757.7 MILLION IN 2005. OIBDA MARGIN REACHED AN ALL-TIME HIGH OF 43.3%, UP FROM A MARGIN OF 40.7% REPORTED IN 2005 DUE TO HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES. IN ADDITION, CONSOLIDATED OPERATING INCOME ROSE 22.3% TO PS.13,748.9 MILLION IN 2006 COMPARED WITH PS.11,240.6 MILLION IN 2005.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.2,679.1 MILLION IN 2006 AND PS.2,517.1 MILLION IN 2005.

NET INCOME

NET INCOME INCREASED 34.7% TO PS.8,586.2 MILLION IN 2006 COMPARED WITH PS.6,373.8 MILLION IN 2005. THE NET INCREASE OF PS.2,212.4 MILLION REFLECTED I) A PS.2,670.3 MILLION INCREASE IN OIBDA, II) A PS.754.6 MILLION DECREASE IN INTEGRAL COST OF FINANCING, III) A PS.272 MILLION DECREASE IN OTHER EXPENSE, NET, IV) A PS.526.6 MILLION REDUCTION IN CUMULATIVE LOSS OF ACCOUNTING CHANGE, AND V) A PS.539.8 MILLION DECREASE IN MINORITY INTEREST. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY I) A PS.162 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION, II) A PS.375.2 MILLION INCREASE IN RESTRUCTURING AND NON-RECURRING CHARGES, III) A PS.1,244.8 MILLION INCREASE IN INCOME TAXES, AND IV) A PS.768.9 MILLION DECREASE IN EQUITY IN RESULTS OF AFFILIATES.

FOURTH-QUARTER RESULTS AND FULL-YEAR RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FOURTH-QUARTER RESULTS ENDED DECEMBER 31, 2006 AND 2005, AND FULL-YEAR RESULTS ENDED DECEMBER 31, 2006 AND 2005, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2006.

TELEVISION BROADCASTING

FOURTH-QUARTER SALES INCREASED 1.4% TO PS.6,163.8 MILLION COMPARED WITH PS.6,081.5 MILLION IN THE SAME PERIOD OF 2005. FULL-YEAR SALES INCREASED 8.5% TO PS.20,972.1 MILLION COMPARED WITH PS.19,323.5 MILLION IN 2005. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO I) THE BROADCAST OF THE 2006 FIFA WORLD CUP; II) POLITICAL ADVERTISING RELATED TO THE PRESIDENTIAL ELECTIONS IN MEXICO; AND III) HIGHER RATINGS IN OUR TELENOVELAS.

FOURTH-QUARTER OIBDA INCREASED 5.6% TO PS.3,187.1 MILLION COMPARED WITH PS.3,016.8 MILLION IN 2005, AND OIBDA MARGIN REACHED 51.7%. FULL-YEAR OIBDA INCREASED 15.1% TO PS.10,598 MILLION COMPARED WITH PS.9,211.4 MILLION IN 2005, AND OIBDA MARGIN REACHED 50.5%—AN ALL-TIME HIGH FOR A FULL YEAR—REFLECTING HIGHER SALES PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

FOURTH-QUARTER SALES INCREASED 4% TO PS.349.2 MILLION COMPARED WITH PS.335.8 MILLION IN THE SAME PERIOD OF 2005. FULL-YEAR SALES INCREASED 14.9% TO PS.1,329 MILLION COMPARED WITH PS.1,156.2 MILLION IN 2005. THE ANNUAL INCREASE REFLECTS I) HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND LATIN AMERICA; II) HIGHER SALES IN TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION; AND III) HIGHER ADVERTISING SALES.

FOURTH-QUARTER OIBDA ROSE 5.6% TO PS.189.5 MILLION COMPARED WITH PS.179.4 MILLION IN 2005, AND OIBDA MARGIN REACHED 54.3%. FULL-YEAR OIBDA INCREASED 26.6% TO PS.682.3 MILLION COMPARED WITH PS.539.1 MILLION IN 2005, AND OIBDA MARGIN REACHED 51.3%. THESE RESULTS WERE DRIVEN BY HIGHER SALES AND LOWER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES.

PROGRAMMING EXPORTS

FOURTH-QUARTER SALES INCREASED 8.7% TO PS.556.4 MILLION COMPARED WITH PS.512 MILLION IN THE SAME PERIOD OF 2005. FULL-YEAR SALES INCREASED 8.1% TO PS.2,110.9 MILLION COMPARED WITH PS.1,952 MILLION IN 2005. THE ANNUAL INCREASE REFLECTS I) A 15.5% INCREASE IN THE ROYALTIES PAID TO THE COMPANY UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO US$126.9 MILLION IN 2006 (INCLUDING US$7 MILLION FROM PUERTO RICO) COMPARED WITH US$109.8 MILLION IN 2005; AND II) HIGHER PROGRAMMING SALES TO LATIN AMERICA AND EUROPE. THESE INCREASES WERE PARTIALLY OFFSET BY I) LOWER EXPORTS TO ASIA AND AFRICA; AND II) A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.61 MILLION.

FOURTH-QUARTER OIBDA INCREASED 21.1% TO PS.233.9 MILLION COMPARED WITH PS.193.2 MILLION IN 2005, AND OIBDA MARGIN REACHED 42%. FULL-YEAR OIBDA INCREASED 24.9% TO PS.869.3 MILLION COMPARED WITH PS.695.8 MILLION IN 2005, AND OIBDA MARGIN REACHED 41.2%. THESE RESULTS WERE DRIVEN BY HIGHER SALES AND LOWER COST OF SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

PUBLISHING

FOURTH-QUARTER SALES INCREASED 12.4% TO PS.880.7 MILLION COMPARED WITH PS.783.4 MILLION IN THE SAME PERIOD OF 2005. FULL-YEAR SALES INCREASED 10.7% TO PS.2,885.5 MILLION COMPARED WITH PS.2,607.1 MILLION IN 2005. THE ANNUAL INCREASE REFLECTS I) SALES IN EDITORA CINCO, WHICH AMOUNTED TO PS.129.3 MILLION; AND II) HIGHER REVENUES FROM MAGAZINE CIRCULATION AND AN INCREASE IN ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.21.5 MILLION.

FOURTH-QUARTER OIBDA ROSE 15.1% TO PS.213.8 MILLION COMPARED WITH PS.185.8 MILLION IN 2005, AND OIBDA MARGIN REACHED 24.3%. FULL-YEAR OIBDA INCREASED 11.3% TO PS.555.8 MILLION COMPARED WITH PS.499.5 MILLION IN 2005, AND OIBDA MARGIN REACHED 19.3%, DRIVEN BY HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

FOURTH-QUARTER SALES INCREASED 3.7% TO PS.114.5 MILLION COMPARED WITH PS.110.4 MILLION IN THE SAME PERIOD OF 2005. FULL-YEAR SALES INCREASED 3.6% TO PS.433.5 MILLION COMPARED WITH PS.418.5 MILLION IN 2005. THE ANNUAL INCREASE REFLECTS HIGHER CIRCULATION ABROAD OF MAGAZINES PUBLISHED BY THE COMPANY AND BY THIRD PARTIES. THIS INCREASE WAS PARTIALLY OFFSET BY I) A LOWER CIRCULATION IN MEXICO OF MAGAZINES PUBLISHED BY THIRD PARTIES; AND II) THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.5.2 MILLION.

FOURTH-QUARTER OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.0.8 MILLION COMPARED WITH OIBDA OF PS.4.5 MILLION REPORTED IN THE FOURTH QUARTER OF 2005. FULL-YEAR OIBDA INCREASED 160.9% TO PS.18 MILLION COMPARED WITH PS.6.9 MILLION IN 2005, AND OIBDA MARGIN REACHED 4.2%. THESE RESULTS REFLECT HIGHER SALES AND LOWER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

SKY MEXICO

FOURTH-QUARTER SALES INCREASED 16.9% TO PS.1,894.6 MILLION COMPARED WITH PS.1,621.3 MILLION IN THE SAME PERIOD OF 2005. FULL-YEAR SALES INCREASED 19.6% TO PS.7,452.7 MILLION COMPARED WITH PS.6,229.2 MILLION IN 2005. THE ANNUAL INCREASE WAS MAINLY ATTRIBUTABLE TO A 14.4% INCREASE IN THE SUBSCRIBER BASE AND HIGHER ADVERTISING REVENUES. AS OF DECEMBER 31, 2006, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS REACHED 1,430,100 (INCLUDING 91,100 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,250,600 (INCLUDING 70,100 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2005.

FOURTH-QUARTER OIBDA INCREASED 29.2% TO PS.922.7 MILLION COMPARED WITH PS.714.3 MILLION IN 2005, AND OIBDA MARGIN REACHED 48.7%. FULL-YEAR OIBDA INCREASED 35.8% TO PS.3,555.5 MILLION COMPARED WITH PS.2,618.8 MILLION IN 2005, AND OIBDA MARGIN REACHED 47.7%. THESE RESULTS CAME FROM HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

CABLE TELEVISION

FOURTH-QUARTER SALES INCREASED 36.9% TO PS.555.6 MILLION COMPARED WITH PS.405.7 MILLION IN THE SAME PERIOD OF 2005. FULL-YEAR SALES INCREASED 35.7% TO PS.1,984.7 MILLION COMPARED WITH PS.1,462.1 MILLION IN 2005. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO I) A 17.6% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF DECEMBER 31, 2006, REACHED 496,520, ALL OF WHICH ARE DIGITAL SUBSCRIBERS, COMPARED WITH THE PREVIOUS YEAR’S SUBSCRIBER BASE OF 422,088 (INCLUDING 283,207 DIGITAL SUBSCRIBERS); II) A 57.5% INCREASE IN BROADBAND SUBSCRIBERS TO 96,035 COMPARED WITH 60,986 REPORTED FOR 2005; AND III) A 6% RATE INCREASE IN CABLEVISION VIDEO SERVICE PACKAGES EFFECTIVE MARCH 1, 2006.

FOURTH-QUARTER OIBDA INCREASED 28.1% TO PS.228.6 MILLION COMPARED WITH PS.178.5 MILLION IN 2005, AND OIBDA MARGIN REACHED 41.1%. FULL-YEAR OIBDA INCREASED 60.3% TO PS.816.8 MILLION COMPARED WITH PS.509.4 MILLION IN 2005, AND OIBDA MARGIN REACHED 41.2%. THESE RESULTS REFLECTED HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

RADIO

FOURTH-QUARTER SALES INCREASED 11.9% TO PS.125.6 MILLION COMPARED WITH PS.112.2 MILLION IN THE SAME PERIOD OF 2005. FULL-YEAR SALES INCREASED 23.9% TO PS.444.6 MILLION COMPARED WITH PS.358.7 MILLION IN 2005. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO I) THE BROADCAST OF THE 2006 FIFA WORLD CUP, AND II) POLITICAL ADVERTISING RELATED TO THE PRESIDENTIAL ELECTIONS IN MEXICO. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES GENERATED BY OUR AFFILIATION AGREEMENT WITH RADIORAMA.

FOURTH-QUARTER OIBDA INCREASED 37.5% TO PS.35.9 MILLION COMPARED WITH PS.26.1 MILLION IN 2005, AND OIBDA MARGIN REACHED 28.6%. FULL-YEAR OIBDA INCREASED 74.2% TO PS.94.6 MILLION COMPARED WITH PS.54.3 MILLION IN 2005, AND OIBDA MARGIN REACHED 21.3%. THESE RESULTS REFLECTED HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

OTHER BUSINESSES

FOURTH-QUARTER SALES INCREASED 14.8% TO PS.368.7 MILLION COMPARED WITH PS.321.3 MILLION IN THE SAME PERIOD OF 2005. FULL-YEAR SALES DECREASED MARGINALLY, BY 0.2%, TO PS.1,320.9 MILLION COMPARED WITH PS.1,323 MILLION IN 2005. THE ANNUAL DECREASE WAS ATTRIBUTABLE TO LOWER SALES IN OUR FEATURE-FILM DISTRIBUTION BUSINESS AS WELL AS IN OUR ESMAS.COM INTERNET PORTAL DUE TO LOWER SALES IN OUR SMS MESSAGING SERVICE. THESE DECREASES WERE PARTIALLY OFFSET BY HIGHER SALES IN OUR SPORTS AND GAMING BUSINESSES.

FOURTH-QUARTER OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.134.2 MILLION COMPARED WITH A LOSS OF PS.100.1 MILLION REPORTED IN THE PREVIOUS YEAR’S FOURTH QUARTER. FULL-YEAR OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.267.8 MILLION COMPARED WITH A LOSS OF PS.144.6 MILLION IN 2005. THESE RESULTS WERE ATTRIBUTABLE TO LOWER SALES AND HIGHER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY LOWER COST OF SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR 2006 AND 2005, AMOUNTED TO PS.1,089.3 MILLION AND PS.1,087.5 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

IN 2005, WE ADOPTED THE GUIDELINES OF THE INTERNATIONAL FINANCIAL REPORTING STANDARD 2, “SHARE-BASED PAYMENT,” ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, WHICH REQUIRE ACCRUING IN STOCKHOLDERS’ EQUITY THE SHARE-BASED COMPENSATION EXPENSE MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OUR OFFICERS AND EMPLOYEES. IN 2006, WE RECOGNIZED A SHARE-BASED COMPENSATION EXPENSE OF APPROXIMATELY PS.235 MILLION AS A CORPORATE EXPENSE.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING DECREASED BY PS.754.6 MILLION, OR 40.7%, TO PS.1,099.7 MILLION IN 2006 COMPARED WITH PS.1,854.3 MILLION IN 2005. THIS DECREASE REFLECTED PRIMARILY I) A PS.566.5 MILLION DECREASE IN NET FOREIGN-EXCHANGE LOSS RESULTING PRIMARILY FROM THE DIFFERENCE BETWEEN THE SPOT RATE AND THE FOREIGN-EXCHANGE RATE OF THE COUPON SWAPS ENTERED INTO BY US, IN CONJUNCTION WITH A 1.66% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN 2006 COMPARED WITH A 4.69% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN 2005; II) A PS.283.5 MILLION DECREASE IN INTEREST EXPENSE, PRIMARILY DUE TO BOTH A LOWER AVERAGE AMOUNT OF OUTSTANDING DEBT AND A REDUCTION IN THE WEIGHTED-AVERAGE INTEREST RATE; AND III) A PS.124.4 MILLION INCREASE IN INTEREST INCOME PRIMARILY IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A PS.219.8 MILLION INCREASE IN LOSS FROM MONETARY POSITION RESULTING PRIMARILY FROM A HIGHER NET MONETARY ASSET POSITION, AND A HIGHER ANNUAL INFLATION RATE IN 2006 (4.05%) COMPARED WITH 2005 (3.3%).

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES INCREASED BY PS.375.2 MILLION TO PS.614.4 MILLION IN 2006 COMPARED WITH PS.239.2 MILLION IN 2005. THIS INCREASE REFLECTED PRIMARILY THE RECOGNITION OF CERTAIN NON-RECURRING EXPENSES INCURRED IN CONNECTION WITH THE TENDER OFFER MADE BY SKY MEXICO IN THE SECOND QUARTER 2006 FOR MOST OF ITS SENIOR NOTES DUE 2013.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.272 MILLION, OR 56.3%, TO PS.211 MILLION IN 2006 COMPARED WITH PS.483 MILLION IN 2005. THIS DECREASE REFLECTED PRIMARILY THE ABSENCE OF LOSS ON DISPOSITION OF BOTH INVESTMENTS AND FIXED ASSETS IN 2006, WHICH EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN ADVISORY AND PROFESSIONAL SERVICES. IN 2006, OTHER EXPENSE, NET, COMPRISES PRIMARILY DONATIONS AND ADVISORY AND PROFESSIONAL SERVICES.

INCOME TAXES

INCOME TAXES INCREASED BY PS.1,244.8 MILLION, TO PS.2,047.2 MILLION IN 2006 COMPARED WITH PS.802.4 MILLION IN 2005. THIS INCREASE REFLECTED BOTH A HIGHER INCOME TAX BASE AND A HIGHER EFFECTIVE INCOME TAX RATE.

EQUITY IN RESULTS OF AFFILIATES, NET

EQUITY IN RESULTS OF AFFILIATES, NET, DECREASED BY PS.768.9 MILLION TO AN EQUITY IN LOSSES OF AFFILIATES OF PS.602.2 MILLION IN 2006 COMPARED TO AN EQUITY IN EARNINGS OF AFFILIATES OF PS.166.7 MILLION IN 2005. THIS DECREASE REFLECTED PRIMARILY AN EQUITY IN LOSS OF LA SEXTA, OUR 40% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, WHICH STARTED OPERATIONS IN MARCH 2006.

CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE

IN 2006, THIS LINE REFLECTED THE ABSENCE OF A CUMULATIVE LOSS OF ACCOUNTING CHANGE OF PS.526.6 MILLION, WHICH WAS RECOGNIZED IN 2005, IN CONNECTION WITH I) THE CUMULATIVE LOSS EFFECT OF PS.336.6 MILLION, IN CONNECTION WITH THE INITIAL ACCRUAL OF SHARE-BASED COMPENSATION EXPENSE FOR BENEFITS GRANTED TO EXECUTIVES AND EMPLOYEES UNDER THE TERMS OF OUR STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN, IN ACCORDANCE WITH THE GUIDELINES OF IFRS 2, “SHARE-BASED PAYMENT,” ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD; AND II) THE CUMULATIVE LOSS EFFECT OF PS.190 MILLION, NET OF INCOME TAXES, IN CONNECTION WITH THE INITIAL ACCRUAL OF CERTAIN SEVERANCE PAYMENTS, IN ACCORDANCE WITH THE GUIDELINES OF REVISED BULLETIN D-3, “LABOR OBLIGATIONS,” ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.

MINORITY INTEREST

MINORITY INTEREST IN CONSOLIDATED NET INCOME DECREASED BY PS.539.8 MILLION, OR 47.9%, TO PS.588.2 MILLION IN 2006 COMPARED WITH PS.1,128 MILLION IN 2005. THIS DECREASE REFLECTED PRIMARILY A LOWER PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY MINORITY EQUITY OWNERS IN THE SKY MEXICO BUSINESS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN 2006 OUR CAPITAL EXPENDITURES TOTALED US$298.5 MILLION, INCLUDING US$75.9 MILLION FOR OUR CABLE TELEVISION SEGMENT, US$91.2 MILLION FOR SKY MEXICO, US$22.5 MILLION FOR GAMING, AND US$108.9 MILLION IN OUR TELEVISION BROADCASTING AND OTHER BUSINESS SEGMENTS. IN ADDITION, DURING 2006 WE MADE INVESTMENTS RELATED TO OUR 40% INTEREST IN LA SEXTA FOR AN AGGREGATE AMOUNT OF €103.4 MILLION.

IN NOVEMBER 2006, THE COMPANY INVESTED US$258 MILLION IN LONG-TERM NOTES CONVERTIBLE INTO 99.99% OF THE EQUITY OF ALVAFIG S.A. DE C.V., WHICH HOLDS 49% OF THE EQUITY OF CABLEMÁS S.A. DE C.V. (“CABLEMÁS”). THE LONG-TERM NOTES HAVE A FIVE-YEAR MATURITY WITH A COUPON RATE OF 8% IN THE FIRST YEAR AND 10% IN SUBSEQUENT YEARS. CABLEMÁS IS THE SECOND LARGEST CABLE OPERATOR IN MEXICO OPERATING IN 48 CITIES. AS OF SEPTEMBER 30, 2006 CABLEMÁS’ CABLE NETWORK SERVED 675,695 CABLE TELEVISION SUBSCRIBERS, 159,732 HIGH-SPEED INTERNET SUBSCRIBERS AND 20,616 IP-TELEPHONY LINES WITH APPROXIMATELY 1.9 MILLION HOMES PASSED. THE CONVERSION OF THE LONG-TERM NOTES INTO EQUITY IS SUBJECT TO APPROVAL BY THE REGULATORY AUTHORITIES IN MEXICO.

DEBT

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.18,781.7 MILLION AND PS.19,226.7 MILLION AS OF DECEMBER 31, 2006 AND 2005, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.986.4 MILLION AND PS.354.3 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,206.6 MILION AND PS.1,313.7 MILLION AS OF DECEMBER 31, 2006 AND 2005, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.86.2 MILLION AND PS.78.7 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2006 AND 2005, OUR CONSOLIDATED NET DEBT WAS PS.2,971 MILLION AND PS.3,849.7 MILLION, RESPECTIVELY.

UNIVISION

IN THE THIRD QUARTER OF 2006, WE ANNOUNCED OUR INTENTION TO HAVE OUR SHARES OF UNIVISION CASHED OUT IN CONNECTION WITH A MERGER AGREEMENT ENTERED INTO BY UNIVISION AND AN ACQUIRING INVESTOR GROUP. AT THE EFFECTIVE TIME OF THE PENDING MERGER, IF NOT PREVIOUSLY SOLD, THE 30,187,534 SHARES OF UNIVISION COMMON STOCK OWNED BY US WILL BE CONVERTED, LIKE ALL SHARES OF UNIVISION COMMON STOCK, INTO THE RIGHT TO RECEIVE US$36.25 IN CASH PER SHARE PLUS INTEREST AT A RATE OF 8% PER YEAR IF THE MERGER IS NOT COMPLETED BY APRIL 26, 2007. ALSO, UNDER THE TERMS OF THIS MERGER AGREEMENT, ALL OF OUR WARRANTS TO ACQUIRE SHARES OF UNIVISION COMMON STOCK WILL BE CANCELLED AND WE WILL RECEIVE CASH TO THE EXTENT THAT US$36.25 PER SHARE EXCEEDS THE PER SHARE EXERCISE PRICE OF THE WARRANTS. UNIVISION HAS STATED THAT THE MERGER IS EXPECTED TO BE CONSUMMATED IN THE FIRST HALF OF 2007.

ACCORDINGLY, BEGINNING JULY 1, 2006, WE I) CLASSIFIED THE INVESTMENT IN SHARES OF UNIVISION AS A CURRENT AVAILABLE-FOR-SALE FINANCIAL ASSET IN OUR CONSOLIDATED BALANCE SHEET; II) DISCONTINUED THE RECOGNITION OF ANY EQUITY RESULT IN UNIVISION (UNTIL JUNE 30, 2006, OUR INVESTMENT IN SHARES OF UNIVISION WAS DEEMED PERMANENT AND ACCOUNTED FOR BY USING THE EQUITY METHOD); III) RECOGNIZED THIS FINANCIAL ASSET AT FAIR VALUE WITH ANY RELATED GAIN OR LOSS, ACCOUNTED FOR AS OTHER ACCUMULATED COMPREHENSIVE RESULT IN OUR CONSOLIDATED STOCKHOLDERS’ EQUITY; AND IV) DESIGNATED THIS FINANCIAL ASSET AS BEING HEDGED BY A PORTION OF OUR US-DOLLAR-DENOMINATED LONG-TERM DEBT IN THE AMOUNT OF APPROXIMATELY US$971.9 MILLION. THE FAIR VALUE OF OUR FINANCIAL INVESTMENT IN SHARES OF UNIVISION AT DECEMBER 31, 2006, AMOUNTED TO APPROXIMATELY US$1.1 BILLION.

SHARE BUYBACK PROGRAM

FROM JANUARY 1 THROUGH DECEMBER 31, 2006, WE REPURCHASED APPROXIMATELY 57.4 MILLION CPOS FOR PS.2,544.3 MILLION IN NOMINAL TERMS, OF WHICH APPROXIMATELY 3.7 MILLION CPOS WERE CANCELLED IN APRIL 2006. AT OUR UPCOMING SHAREHOLDER MEETING SCHEDULED FOR APRIL 2007, WE WILL PROPOSE TO SHAREHOLDERS TO CANCEL THE REMAINING 53.7 MILLION CPOS.

ADVERTISING SALES PLAN

AS OF DECEMBER 31, 2006, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.15,946 MILLION IN NOMINAL TERMS, REPRESENTING A 8.3% INCREASE IN REAL TERMS COMPARED WITH THE PRIOR YEAR. APPROXIMATELY 61.9% OF THE ADVANCE DEPOSITS AS OF DECEMBER 31, 2006, WERE IN THE FORM OF SHORT-TERM, NON-INTEREST-BEARING NOTES RECEIVABLE MATURING THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED-AVERAGE MATURITY OF THESE NOTES WAS 3.6 MONTHS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN 2006, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 70.1%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.5%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.0%. IN 2006, TELEVISA AIRED 84% AND 83% OF THE TOP-200 AND TOP-100 RATED PROGRAMS, RESPECTIVELY.

OUTLOOK FOR 2007

IN 2007 OUR TELEVISION BROADCASTING BUSINESS WILL FACE A DIFFICULT COMPARISON, PARTICULARLY IN THE FIRST HALF OF THE YEAR, DUE TO LAST YEAR’S NON-RECURRING POLITICAL AND WORLD CUP ADVERTISING. THEREFORE, WE EXPECT TELEVISION BROADCASTING SALES TO DECREASE BY MORE THAN 5% IN REAL TERMS FOR THE FIRST HALF OF THE YEAR. FOR THE FULL-YEAR, WE EXPECT TELEVISION BROADCASTING SALES TO DECREASE MARGINALLY AND OIBDA MARGIN TO REMAIN ABOVE 50 PERCENT.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE FILM PRODUCTION AND DISTRIBUTION, GAMING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE MEDIA COMPANY IN THE UNITED STATES, AND IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES ANNEX 2
CONSOLIDATED

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
OF DECEMBER 31, 2006, EXCEPT PER CPO, PER SHARE, AND PER UDI AMOUNTS)

1.	ACCOUNTING POLICIES:

  THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

   FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2006.

2.	PROPERTY, PLANT AND EQUIPMENT:

       PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:

	2006		2005
BUILDINGS	Ps.	8,394,388	Ps.	8,287,664
BUILDING IMPROVEMENTS		1,632,675		1,646,510
TECHNICAL EQUIPMENT		20,118,867		18,698,870
SATELLITE TRANSPONDERS		1,694,099		1,702,468
FURNITURE AND FIXTURES		576,030		520,339
TRANSPORTATION EQUIPMENT		1,263,059		1,150,699
COMPUTER EQUIPMENT		1,594,073		1,471,032
		35,273,191		33,477,582
ACCUMULATED DEPRECIATION		(19,449,494)		(17,870,662)
		15,823,697		15,606,920
LAND		3,988,747		3,975,677
CONSTRUCTION AND PROJECTS IN PROGRESS		1,163,495		945,587
Ps.	Ps.	20,975,939	Ps.	20,528,184

  DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 WAS PS.2,349,901 AND PS.2,168,828, RESPECTIVELY.

3.	LONG-TERM DEBT SECURITIES:

   AS OF DECEMBER 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2006			2005
LONG-TERM DEBT SECURITIES	U.S. DOLLAR PRINCIPAL AMOUNTS (THOUSANDS)	MEXICAN PESOS		U.S. DOLLAR PRINCIPAL AMOUNTS (THOUSANDS)	MEXICAN PESOS
11.875% SERIES “B” SENIOR NOTES DUE 2006 (A)	$-	Ps.	-	$5,343	Ps.	59,078
8.000% SENIOR NOTES DUE 2011 (A) (B)	71,951		777,251	75,484		834,643
6.625% SENIOR NOTES DUE 2025 (A) (B)	600,000		6,481,500	600,000		6,634,328
8.500% SENIOR NOTES DUE 2032 (A)	300,000		3,240,750	300,000		3,317,164
9.375% SENIOR NOTES DUE 2013 (C)	11,251		121,539	300,000		3,317,164
	$983,202		10,621,040	$1,280,827		14,162,377
8.15% UDI-DENOMINATED NOTES DUE 2007 (B) (D)			980,246			979,215
		Ps.	11,601,286		Ps.	Ps.15,141,592

(A) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%, RESPECTIVELY. THE CREDIT AGREEMENT FOR THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B) IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP’S TENDER OFFERS MADE AND EXPIRED IN MARCH 2005 FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF UDI-DENOMINATED NOTES DUE 2007, AND PREPAID PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE PREPAYMENT OF SOME OF THE GROUP’S OUTSTANDING INDEBTEDNESS.

(C) THESE SENIOR NOTES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF SKY MEXICO. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. SKY MEXICO MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011, PLUS ACCRUED AND UNPAID INTEREST, IF ANY. IN APRIL 2006, SKY MEXICO CONCLUDED AN OFFER TO PURCHASE ALL OF THESE SENIOR NOTES WITH THE TENDER OF 96.25% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SENIOR NOTES IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$324.3 MILLION. THIS TRANSACTION TOGETHER WITH RELATED FEES AND EXPENSES WERE FINANCED WITH TWO 10-YEAR BANK LOANS ENTERED INTO BY SKY MEXICO AND GUARANTEED BY THE COMPANY IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500,000, AND THE REMAINING WITH CASH ON HAND. ANNUAL INTEREST ON THIS MEXICAN PESO INDEBTEDNESS IS AT THE WEIGHTED AVERAGE OF 8.836% FOR THE FIRST THREE YEARS, AND FLUCTUATES BETWEEN 8.74% AND THE MEXICAN INTERBANK RATE PLUS 24 BASIS POINTS FOR THE LAST SEVEN YEARS, AND IS PAYABLE ON A MONTHLY BASIS.

(D) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSIÓN" OR "UDIS"), REPRESENTING 258,711,400 UDIS AS OF DECEMBER 31, 2006 AND 2005, RESPECTIVELY. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF DECEMBER 31, 2006 AND 2005 INCLUDES RESTAMENT OF PS.265,578 AND PS.235,581, RESPECTIVELY. THE UDI VALUE AS OF DECEMBER 31, 2006, WAS OF PS.3.788954 PER UDI.

  THROUGH JUNE 30, 2006, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE IN 2011 AND 2032, AND A PORTION OF ITS SENIOR NOTES DUE 2025 IN THE AMOUNT OF U.S.$400 MILLION. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT WAS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS). BEGINNING JULY 1, 2006, THE GROUP’S INVESTMENT IN SHARES OF UNIVISION IS ACCOUNTED FOR AS AN AVAILABLE-FOR-SALE FINANCIAL ASSET WHOSE FAIR VALUE IS BEING HEDGED WITH THE GROUP’S OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032, IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$971.9 MILLION. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTES 7 AND 16).

  IN JANUARY 2006, THE COMPANY REPURCHASED APPROXIMATELY U.S.$3.5 MILLION OF THE OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$4.0 MILLION.

4.	CONTINGENCIES:

  IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

  THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.	STOCKHOLDERS' EQUITY:

  THE MAJORITY STOCKHOLDERS' EQUITY AS OF DECEMBER 31, IS ANALYZED AS FOLLOWS:

	2006		2005
	NOMINAL PESOS	RESTATED PESOS	NOMINAL PESOS	RESTATED PESOS
CAPITAL STOCK ISSUED	Ps. 2,483,923	Ps. 10,126,212	Ps. 2,524,174	Ps. 10,290,302
ADDITIONAL PAID-IN CAPITAL	3,841,792	4,383,180	3,841,792	4,383,180
LEGAL RESERVE	1,197,574	2,058,060	1,018,068	1,871,279
RESERVE FOR REPURCHASE OF SHARES	1,682,757	4,459,258	2,255,655	5,977,422
UNAPPROPRIATED EARNINGS	7,485,931	16,715,254	3,285,844	12,313,812
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES	2,874,981	3,498,743	3,397,806	4,021,568
CUMULATIVE EFFECT OF DEFERRED TAXES	(2,197,681)	(3,107,621)	(2,197,681)	(3,107,621)
ACCUMULATED OTHER COMPREHENSIVE LOSS	—	(4,094,823)	—	(4,604,052)
NET INCOME FOR THE YEAR	—	8,586,188	6,125,542	6,373,822
SHARES REPURCHASED	(6,959,807)	(7,603,171)	(6,493,138)	(7,330,702)
TOTAL MAJORITY STOCKHOLDERS’ EQUITY		Ps. 35,021,280		Ps. 30,189,010

  IN APRIL 2006, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE AMOUNT OF PS.1,119,749 (PS.1,087,049 NOMINAL), WHICH CONSISTED OF NOMINAL PS.0.35 PER CPO AND NOMINAL PS.0.00299145 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2006; AND (II) THE CANCELLATION OF APPROXIMATELY 5,888.5 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 50.3 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2004, 2005 AND 2006.

  AS OF DECEMBER 31, 2006, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	123,478,023,925	9,693,420,060	113,784,603,865
SERIES “B” SHARES	59,162,448,976	5,597,758,127	53,564,690,849
SERIES “D” SHARES	90,372,213,365	5,155,717,964	85,216,495,401
SERIES “L” SHARES	90,372,213,365	5,155,717,964	85,216,495,401
	363,384,899,631	25,602,614,115	337,782,285,516

  THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF DECEMBER 31, 2006, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	6,283,683,900	-	6,283,683,900	PS. (2,435,490)
OWNED BY A COMPANY’S SUBSIDIARY (2) (3)	3,131,390,574	537,563,559	3,668,954,133	(837,097)
ACQUIRED BY A COMPANY’S TRUST (4)	7,819,753,968	7,830,222,114	15,649,976,082	(3,821,971)
ADVANCE FOR ACQUISITION OF SHARES (2)	-	-	-	(508,613)
	17,234,828,442	8,367,785,673	25,602,614,115	PS. (7,603,171)

(1)
DURING 2006, THE COMPANY REPURCHASED 6,714,056,700 SHARES IN THE FORM OF 57,385,100 CPOS, IN THE AMOUNT OF PS.2,595,366 (PS.2,544,326 NOMINAL). IN APRIL 2006, THE COMPANY CANCELLED 5,888,469,600 SHARES IN THE FORM OF 50,328,800 CPOS IN THE AMOUNT OF PS.1,682,254 (PS.1,570,121 NOMINAL).

(2)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN.
(3)
IN MARCH, JULY AND DECEMBER 2006, THE GROUP RELEASED 2,159,501,058 SHARES, 1,272,976,263 SHARES AND 436,685,301 SHARES, RESPECTIVELY, IN THE FORM OF 18,457,274, CPOS, 10,880,139 CPOS AND 3,732,353 CPOS, RESPECTIVELY, IN THE AMOUNT OF APPROXIMATELY PS.172,022, PS.190,862 AND PS.64,974, RESPECTIVELY, IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN.

(4)
IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN. IN APRIL AND DECEMBER 2006, THE GROUP RELEASED 40,018,680 SHARES AND 1,091,999,844 SHARES IN THE FORM OF 342,040 CPOS AND 9,333,332 CPOS, RESPECTIVELY, IN THE AMOUNT OF PS.4,019 AND PS.109,667, RESPECTIVELY, IN CONNECTION WITH THIS PLAN.

  THE GROUP ACCRUED IN MAJORITY STOCKHOLDER’S EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.235,047 (PS.230,798 NOMINAL) FOR THE YEAR ENDED DECEMBER 31, 2006, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED INCOME AS CORPORATE EXPENSE (SEE NOTE 11).

  ON MARCH 22, 2006, THE COMPANY CHANGED FROM 20 TO FIVE CPOS REPRESENTING EACH GLOBAL DEPOSITARY SHARE (“GDS”).

6.	RESERVE FOR REPURCHASE OF SHARES:

  AS OF DECEMBER 31, 2006, THE COMPANY MAINTAINED A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,483,296. THIS RESERVE WAS USED IN 1999, 2000, 2003 AND 2006, IN THE AMOUNT OF PS.307,687, PS.687,804, PS.510,383 AND PS.1,518,164, RESPECTIVELY, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY.

  IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.	INTEGRAL COST OF FINANCING:

  INTEGRAL COST OF FINANCING FOR THE YEARS ENDED DECEMBER 31, CONSISTED OF:

	2006	2005
INTEREST EXPENSE (1)	Ps. 1,937,591	Ps. 2,221,015
INTEREST INCOME	(1,094,266)	(969,905)
FOREIGN EXCHANGE LOSS, NET (2)	190,516	757,036
LOSS (GAIN) FROM MONETARY POSITION, NET (3)	65,850	(153,887)
	Ps. 1,099,691	Ps. 1,854,259

(1)	INCLUDES RESTATEMENT OF UDI-DENOMINATED DEBT SECURITIES OF PS.39,843 AND PS.33,063 NET IN THE YEARS ENDED DECEMBER 31, 2006 AND 2005, RESPECTIVELY.
(2)
NET OF FOREIGN EXCHANGE LOSS IN 2006 INCLUDES A NET LOSS FROM FOREIGN CURRENCY OPTION CONTRACTS OF PS.57,745 AND NET FOREIGN EXCHANGE LOSS IN 2005 INCLUDES A NET LOSS FOREIGN CURRENCY DERIVATIVE CONTRACT OF PS.741,128. A FOREIGN EXCHANGE LOSS IN 2006 AND A FOREIGN EXCHANGE GAIN IN 2005 OF PS.33,175 AND PS.433,752, RESPECTIVELY, WERE HEDGED BY THE GROUP AND RECOGNIZED IN STOCKHOLDERS’ EQUITY AS OTHER COMPREHENSIVE RESULT (SEE NOTE 3).

(3)
THE LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2006 AND 2005 OF PS.107,607 AND PS.129,111, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.	DEFERRED TAXES:

  THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31 WAS DERIVED FROM:

	2006	2005
ASSETS:
ACCRUED LIABILITIES	Ps. 647,742	Ps. 839,540
GOODWILL	778,200	833,786
TAX LOSS CARRYFORWARDS	666,120	1,295,617
ALLOWANCE FOR DOUBTFUL ACCOUNTS	274,974	429,424
CUSTOMER ADVANCES	1,194,001	1,434,881
OTHERS ITEMS	165,163	230,409
	3,726,200	5,063,657
LIABILITIES:
INVENTORIES	(618,652)	(225,100)
PROPERTY, PLANT AND EQUIPMENT - NET	(1,072,480)	(1,040,005)
OTHER ITEMS	(1,246,859)	(1,351,651)
INNOVA	(890,301)	(1,375,773)
	(3,828,292)	(3,992,529)
DEFERRED-INCOME TAXS OF MEXICAN COMPANIES	(102,092)	1,071,128
DEFERRED TAX OF FOREIGN SUBSIDIARIES	(115,354)	(58,595)
ASSETS TAX	1,402,658	1,440,339
VALUATION ALLOWANCE	(2,673,990)	(2,659,111)
DEFERRED INCOME TAX LIABILITY	(1,488,778)	(206,239)
EFFECT ON CHANGE OF INCOME TAX RATES	-	33,868
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS	Ps. (1,488,778)	Ps. (172,371)

9.	EXTRAORDINARY ITEMS:

  NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN FRS BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005.

10.	DISCONTINUED OPERATIONS:

  NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL,” WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005.

11.	CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

  IN 2005, IN CONNECTION WITH THE ADOPTION OF THE GUIDELINES OF IFRS 2, “SHARE-BASED PAYMENT”, THE GROUP RECOGNIZED A NON-TAXABLE CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE, IN THE AMOUNT OF PS.336,647, WHICH WAS REFLECTED IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005 (SEE NOTE 5).

  EFFECTIVE JANUARY 1, 2005, IN CONNECTION WITH THE ADOPTION OF CERTAIN PROVISIONS OF REVISED MEXICAN FRS BULLETIN D-3 RELATED TO RECOGNITION OF SEVERANCE INDEMNITIES, THE GROUP RECOGNIZED A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE AMOUNT OF PS.189,944, NET OF A RELATED INCOME TAX BENEFIT OF PS.81,405 IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005.

12.	QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

  THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2006, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)			RESTATED NET RESULT
QUARTER	ACCUMULATED	QUARTER	INDEX AT END OF PERIOD	ACCUMULATED	QUARTER
1/ 06	Ps. 1,293,608	Ps. 1,293,608	117.309	Ps. 1,334,475	Ps. 1,334,475
2/ 06	3,598,281	2,307,431	117.059	3,719,883	2,385,408
3/ 06	6,149,532	2,486,361	119.170	6,244,738	2,524,855
4/ 06	8,586,188	2,341,450	121.015	8,586,188	2,341,450

(1)	AS REPORTED IN EACH QUARTER.

13.	INFORMATION BY SEGMENTS:

  INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005, WERE AS FOLLOWS:

	TOTAL REVENUES	INTERSEGMENT REVENUES	CONSOLIDATED REVENUES	OPERATING INCOME (LOSS)
DECEMBER 2006:
TELEVISION BROADCASTING	Ps. 20,972,085	Ps. 558,579	Ps. 20,413,506	Ps. 9,552,455
PAY TELEVISION NETWORKS	1,329,044	279,037	1,050,007	659,907
PROGRAMMING EXPORTS	2,110,923	-	2,110,923	864,769
PUBLISHING	2,885,448	18,997	2,866,451	514,312
PUBLISHING DISTRIBUTION	433,533	11,450	422,083	(4,817)
SKY MEXICO	7,452,730	90,426	7,362,304	2,465,215
CABLE TELEVISION	1,984,743	4,857	1,979,886	456,648
RADIO	444,569	42,829	401,740	74,735
OTHER BUSINESSES	1,408,086	83,145	1,324,941	(383,451)
ELIMINATIONS AND CORPORATE EXPENSES	(1,089,320)	(1,089,320)	-	(450,879)
CONSOLIDATED TOTAL	Ps. 37,931,841	Ps. -	Ps. 37,931,841	Ps. 13,748,894

DECEMBER 2005:
TELEVISION BROADCASTING	Ps. 19,323,506	Ps. 570,651	Ps. 18,752,855	Ps. 8,152,432
PAY TELEVISION NETWORKS	1,156,214	304,920	851,294	512,108
PROGRAMMING EXPORTS	1,951,951	-	1,951,951	691,082
PUBLISHING	2,607,052	40,134	2,566,918	472,399
PUBLISHING DISTRIBUTION	418,495	10,638	407,857	(15,773)
SKY MEXICO	6,229,173	33,240	6,195,933	1,635,495
CABLE TELEVISION	1,462,098	3,001	1,459,097	182,682
RADIO	358,706	53,322	305,384	34,087
OTHER BUSINESSES	1,377,882	71,608	1,306,274	(233,999)
ELIMINATIONS AND CORPORATE EXPENSES	(1,087,514)	(1,087,514)	-	(189,867)
CONSOLIDATED TOTAL	Ps. 33,797,563	Ps. -	Ps. 33,797,563	Ps. 11,240,646

14.	SKY MEXICO:

  IN THE FIRST QUARTER OF 2006, AFFILIATES OF DIRECTV COMPLETED THE ACQUISITION OF EQUITY INTERESTS IN SKY MEXICO, WHICH WERE FORMERLY HELD BY NEWS CORP, AND LIBERTY MEDIA. THIS ACQUISITION INCLUDED THE CAPITALIZATION OF THE PURCHASE PRICE OF THE LIST OF SUBSCRIBERS SOLD BY DIRECTV MEXICO TO SKY MEXICO IN THE AGGREGATE AMOUNT OF PS.641,538. AS A RESULT OF THESE TRANSACTIONS, THE GROUP’S EQUITY STAKE IN SKY MEXICO WAS REDUCED FROM 60% TO 52.7%, AND DIRECTV BECAME THE OWNER OF THE REMAINING 47.3% STAKE.

  IN THE SECOND QUARTER OF 2006, THE GROUP EXERCISED ITS OPTION TO ACQUIRE TWO-THIRDS OF THE EQUITY INTEREST IN SKY MEXICO THAT DIRECTV ACQUIRED FROM LIBERTY MEDIA. THIS MINORITY INTEREST ACQUISITION AMOUNTED TO APPROXIMATELY U.S.$58.7 MILLION, AND WAS FINANCED WITH CASH ON HAND. AFTER THIS TRANSACTION, THE GROUP´S INTEREST IN SKY MEXICO IS 58.7%, AND THE REMAINING 41.3% IS OWNED BY DIRECTV. UNDER MEXICAN FRS, THE GROUP RECOGNIZED THIS MINORITY INTEREST ACQUISITION AS A TRANSACTION BETWEEN MINORITY AND MAJORITY EQUITY OWNERS, AND THE EXCESS OF THE PURCHASE PRICE PAID OVER THE CARRYING VALUE OF THE NET ASSETS ACQUIRED WAS ACCOUNTED FOR AS A CAPITAL DISTRIBUTION.

15.	INVESTMENTS:

  IN THE YEAR ENDED DECEMBER 31, 2006, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, THE BROADCASTING TELEVISION VENTURE IN SPAIN, IN THE AMOUNT OF APPROXIMATELY 103.4 MILLION EUROS (PS.1,463.0 MILLION).

  IN NOVEMBER 2006, THE GROUP INVESTED U.S. $258 MILLION IN LONG-TERM NOTES CONVERTIBLE INTO 99.99% OF THE EQUITY OF ALVAFIG, S.A. DE C.V., WHICH HOLDS 49% OF THE EQUITY OF CABLEMAS, S.A.. DE C.V. (“CABLEMAS”). THE LONG-TERM NOTES HAVE A FIVE-YEAR MATURITY WITH A COUPON RATE OF 8% IN THE FIRST YEAR AND 10% IN SUBSEQUENT YEARS. CABLEMAS IS THE SECOND LARGEST CABLE OPERATOR IN MÉXICO OPERATING IN 48 CITIES. THE CONVERSION OF THE LONG-TERM NOTES INTO EQUITY IS SUBJECT TO APPROVAL BY THE REGULATORY AUTHORITIES IN MEXICO.

16.	UNIVISION:

  IN THE THIRD QUARTER 2006, THE GROUP ANNOUNCED ITS INTENTION TO HAVE ITS SHARES OF UNIVISION CASHED OUT IN CONNECTION WITH A MERGER AGREEMENT ENTERED INTO BY UNIVISION AND AN ACQUIRING INVESTOR GROUP. AT THE EFFECTIVE TIME OF THE PENDING MERGER, IF NOT PREVIOUSLY SOLD, THE 30,187,534 SHARES OF UNIVISION COMMON STOCK OWNED BY THE GROUP, WILL BE CONVERTED, LIKE ALL SHARES OF UNIVISION COMMON STOCK, INTO THE RIGHT TO RECEIVE U.S.$36.25 IN CASH PER SHARE PLUS INTEREST AT A RATE OF 8% PER YEAR IF THE MERGER IS NOT COMPLETED BY APRIL 26, 2007. ALSO, UNDER THE TERMS OF THIS MERGER AGREEMENT, ALL OF THE GROUP’S WARRANTS TO ACQUIRE SHARES OF UNIVISION COMMON STOCK WILL BE CANCELLED AND WE WILL RECEIVE CASH TO THE EXTENT THAT U.S.$36.25 PER SHARE EXCEEDS THE PER SHARE EXERCISE PRICE OF THE WARRANTS. UNIVISION HAS STATED THAT THE MERGER IS EXPECTED TO BE CONSUMMATED IN THE FIRST HALF OF 2007.

ACCORDINGLY, BEGINNING JULY 1, 2006, THE GROUP (I) CLASSIFIED ITS INVESTMENT IN SHARES OF UNIVISION AS A CURRENT AVAILABLE-FOR-SALE FINANCIAL ASSET IN ITS CONSOLIDATED BALANCE SHEET; (II) DISCONTINUED THE RECOGNITION OF ANY EQUITY RESULT IN UNIVISION (UNTIL JUNE 30, 2006, THE GROUP’S INVESTMENT IN SHARES OF UNIVISION WAS DEEMED PERMANENT AND ACCOUNTED FOR BY USING THE EQUITY METHOD); (III) RECOGNIZED THIS FINANCIAL ASSET AT FAIR VALUE WITH ANY RELATED GAIN OR LOSS, ACCOUNTED FOR AS OTHER ACCUMULATED COMPREHENSIVE RESULT IN ITS CONSOLIDATED STOCKHOLDERS’ EQUITY; AND (IV) DESIGNATED THIS FINANCIAL ASSET AS BEING HEDGED BY A PORTION OF THE GROUP’S U.S.-DOLLAR-DENOMINATED LONG-TERM DEBT IN THE AMOUNT OF APPROXIMATELY U.S.$971.9 MILLION (SEE NOTE 3). THE FAIR VALUE OF THE GROUP’S FINANCIAL INVESTMENT IN SHARES OF UNIVISION AT DECEMBER 31, 2006 AMOUNTED TO APPROXIMATELY U.S.$1.1 BILLION.

- - - - - - - - -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated February 28, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice-President